

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Moishe Gubin
Chief Executive Officer
Strawberry Fields REIT, Inc.
6101 Nimtz Parkway
South Bend, IN 46628

> **Re: Strawberry Fields REIT, Inc.**
> **Registration Statement on Form 10**
> **Filed May 31, 2022**
> **File No. 000-56451**

Dear Mr. Gubin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed May 31, 2022

Business
Structure and Formation of Our Company, page 7

1.   Please include a diagram which depicts your ownership structure.

Risk Factors, page 57

2.   We note your disclosure on page 113 regarding the terms of the Term Loan you entered into with a commercial bank. Please provide risk factor disclosure regarding the material terms of the loan including the financial covenants as well as the provision that the loan will become due in the event that any person or group (other than Moishe Gubin) acquires more than 30% of the common stock of the Company and in the event ceases to be actively involved in the borrowers or ceases to be a director of the Company. Describe the impact on the company in the event of a default on the loan.

3.   We note your disclosure regarding the risks to your business posed by geopolitical challenges and uncertainties such as the escalating conflict between Russia and Ukraine. Please disclose the risk of potential cyberattacks by state actors as a result of Russia's ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Management's Discussion and Analysis, page 91

4.   You state on page 107 that if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company's tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to you. Please revise to clarify what is meant by "reduced level of occupancy" and the length of the "extended period." Please also address the impact to your operating results in the event your tenants experience the extended periods of reduced occupancy. Additionally, clarify the extent to which you believe the impact of COVID-19 has caused the anticipated default by the 6 facilities located in central Illinois, as referenced on page 107.

Summary Consolidated Financial Data, page 92

5.   Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined it was appropriate to exclude foreign currency transaction loss from your definition of FFO for the period ending December 31, 2021.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel at 202-551-3395 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Alfred G. Smith, Esq.